Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: National City Corporation

Commission File No. 001-10074

On October 30, 2008, The PNC Financial Services Group, Inc. posted the following story on its internal website:

Rohr Discusses ‘This Week’s Big Deal’ on CNBC

“The opportunity to put the two banks together is terrific for us,” Jim Rohr says in a CNBC interview yesterday on the National City acquisition.

In an “exclusive” CNBC-TV appearance from the floor of the New York Stock Exchange yesterday afternoon, PNC Chairman and Chief Executive Officer Jim Rohr discussed how the company’s agreement to acquire National City Corporation positions PNC for success in volatile times.

Talking with “Closing Bell” co-anchor Maria Bartiromo, Rohr said, “we’re very, very excited about the deal. We’ve gotten to know them [National City] very well over the last several months.

“Banks are sold, not bought,” Rohr added. “And when their board was ready to sell, we were ready to move. The opportunity to put the two banks together is terrific for us.”

Rohr noted the integration will be completed over a 24-month period.

Upon closing, which is scheduled for later in the fourth quarter of this year, PNC will have more than $180 billion in deposits and 2,500 branches across 13 states and Washington, D.C., ranking the company in the top five in each of those categories. It will also make PNC the No. 1 bank by market share in Kentucky, Ohio and Pennsylvania, and No. 2 in Indiana. The agreement is subject to customary conditions including shareholder and regulatory approval.

During the interview, Rohr also discussed the $7.7 billion of preferred stock and related warrants under the Troubled Asset Relief Program (TARP)’s Capital Purchase Program that PNC plans to issue to the U.S. Treasury to maintain the company’s strong capital position.

“The TARP financing allowed us to raise some capital that we will need to bring National City’s balance sheet onto ours,” Rohr noted. “What the government is really doing is investing in a solid bank in PNC, and we fully intend to pay that off within five years.”

Asked if he thought the government was “moving fast enough” to help lessen the financial crisis, Rohr said, “obviously, there’s a huge problem with housing now. But I like the way the Treasury, Fed and OCC have worked together to help solve this problem. They’re working to put more confidence in the banking system, and this is ultimately a confidence issue.”

Additional information and where to find it

The proposed Merger will be submitted to National City’s and PNC’s shareholders for their consideration. PNC will file a registration statement with the SEC, which will include a joint proxy statement/prospectus, and each of National City and PNC may file other relevant documents concerning the proposed Merger. Shareholders and other investors are urged to read the registration statement and the joint proxy statement/prospectus when they become available, as well as any other relevant documents concerning the proposed Merger filed with the SEC (and any amendments or supplements to those documents), because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about National City and PNC, at the SEC’s website (http://www.sec.gov) and at the companies’ respective websites, www.nationalcity.com/investorrelations and www.pnc.com/secfilings. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Jill Hennessey, National City Corporation, Senior Vice President, Investor Relations, Department 2229, P.O. Box 5756, Cleveland, OH 44101-0756, (800) 622-4204; or to PNC Financial Services Group, Inc, Shareholder Relations at (800) 843-2206 or via e-mail at investor.relations@pnc.com.

National City and PNC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of National City in connection with the proposed Merger. Information about the directors and executive officers of National City is set forth in the proxy statement for National City’s 2008 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 7, 2008. Information about the directors and executive officers of PNC is set forth in the proxy statement for PNC’s 2008 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2008. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.